EXHIBIT 99.1

Tekmira Initiates TKM-PLK1 Phase I/II Clinical Trial, Enrolling Patients With Advanced Gastrointestinal Neuroendocrine Tumors (GI-NET) or Adrenocortical Carcinoma (ACC)

Future Clinical Development Plans Outlined for Tekmira's Oncology Therapeutic, TKM-PLK1

VANCOUVER, British Columbia, Aug. 12, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today announced that it has initiated a Phase I/II clinical trial with TKM-PLK1, its RNAi oncology therapeutic for the treatment of solid tumors.

"We are excited today to outline our broad development plans for TKM-PLK1. Based on the encouraging results from our Phase I clinical trial, we are initiating a Phase I/II clinical trial with TKM-PLK1, which will enroll patients with either advanced Gastrointestinal Neuroendocrine Tumors (GI-NET) or Adrenocortical Carcinoma (ACC). By focusing on these indications, where we observed drug activity in the Phase I trial, we aim to collect additional data on the efficacy of TKM-PLK1 to guide our future development and regulatory strategy for this promising agent. We expect to have results from this completed trial by mid-2014, and if supported by the data, commence a pivotal trial in GI-NET in 2014. In addition, we anticipate initiating a separate Phase I/II clinical trial with TKM-PLK1, which will enroll patients with Hepatocellular Carcinoma (HCC) in the first half of 2014," said Dr. Mark J. Murray, Tekmira's President and CEO.

The GI-NET and ACC Phase I/II clinical trial will be a multi-center, single arm, open label study designed to measure efficacy using RECIST and tumor biomarkers for GI-NET patients, as well as to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1. TKM-PLK1 will be administered weekly with each four-week cycle consisting of three once-weekly doses followed by a rest week. It is expected that approximately 20 patients with advanced GI-NET or ACC tumors will be enrolled in this trial, with a minimum of 10 GI-NET patients to be enrolled.

Tekmira will also initiate another Phase I/II clinical trial with TKM-PLK1, enrolling patients with Hepatocellular Carcinoma (HCC) in the first half of 2014. This clinical trial will be a multi-center, open label, non-randomized, dose escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1 as well as determine the maximum tolerated dose in HCC patients and measure the anti-tumor activity of TKM-PLK1 in HCC patients.

"Tekmira has completed its Phase I expansion cohort study examining safety of the established maximum tolerated dose (MTD) for TKM-PLK1 in advanced solid tumors. In the expansion cohort, TKM-PLK1 has been administered to a total of 12 patients. To date, four patients are evaluable for efficacy, having received two cycles of TKM-PLK1. Of those four patients, one patient with ACC achieved stable disease. No GI-NET patients were enrolled in this expansion cohort. Thus, we are looking forward to focusing on patients with GI-NET or ACC tumors in this newly initiated trial," added Dr. Murray.

About TKM-PLK1

Tekmira's lead oncology product candidate, TKM-PLK1, targets polo-like kinase 1 (PLK1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 expression prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell. PLK1 has been a target of interest for years, and evidence that patients with elevated levels of PLK1 in their tumors exhibit poorer prognosis and survival rates has been documented in the medical literature. By using an RNAi approach and exploiting its naturally occurring mechanism of action, Tekmira can potentially overcome the limitations of other approaches and effectively silence PLK1.

In April 2013, results from the dose escalation portion of a Phase I clinical trial were presented at the 2013 American Association for Cancer Research (AACR) Annual Meeting. TKM-PLK1, which employs a unique lipid nanoparticle (LNP) formulation for oncology applications, was administered to 24 patients at doses ranging from 0.15 mg/kg to 0.90 mg/kg; with a total of 152 doses administered and a mean number of 6.2 doses per patient (range of 1-31 doses). Based on these data, the maximum tolerated dose is estimated to be 0.75 mg/kg.  Forty-four percent (4 out of 9) of patients evaluable for response, treated at a dose equal to or greater than 0.6 mg/kg, showed clinical benefit. In particular, one patient with progressive, metastatic appendiceal carcinoid (neuroendocrine) cancer had a durable partial tumor response based on RECIST criteria, continuing for more than 10 months. Three other patients achieved stable disease, including one patient with metastatic appendiceal carcinoid (neuroendocrine) cancer, another patient with metastatic colorectal cancer, and a third patient with metastatic adrenocortical carcinoma.

About Gastrointestinal Neuroendocrine Tumors (GI-NET)

Neuroendocrine tumors (NETs) refers to a group of unusual and complex cancers that affect neuroendocrine cells, with those arising in the gastrointestinal tract referred to as GI-NET. It is estimated that there has been a four-fold increase in the incidence of NETs between 1973 and 2004. Approximately 55,000 people are living with GI-NET in the United States. There is a poor prognosis for advanced metastatic NETs, with 25% of patients surviving less than one year. The treatment of patients with gastrointestinal neuroendocrine tumors remains a challenge, and currently there are no approved drugs or treatments indicated specifically for GI-NET.

About Adrenocortical Carcinoma (ACC)

Adrenocortical Carcinoma (ACC) is a rare cancer that forms in the outer layer of tissue of the adrenal gland (a small organ on top of each kidney that makes steroid hormones, adrenaline, and noradrenaline to control heart rate, blood pressure, and other body functions). Even with appropriated diagnosis and treatment, most patients will develop recurrence and succumb to ACC because of the underlying tumor biology, the difficulty of achieving a complete resection, and the lack of effective systemic therapies.

About Hepatocellular Carcinoma (HCC)

Primary liver cancer, or hepatocellular carcinoma (HCC), is one of the most common cancers worldwide, with more than 630,000 people diagnosed each year. HCC represents a major unmet medical need and is associated with one of the poorest survival rates in oncology, in part because only 10-20% of hepatocellular carcinomas can be removed completely using surgery.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; the results of the Phase I clinical trial with TKM-PLK1; the effects of Tekmira's products on the treatment of cancer, including gastrointestinal neuroendocrine tumors (GI-NET) and adrenocortical carcinoma (ACC); the expected timing of the initiation of, and subsequent release of data from, a Phase I/II clinical trial with TKM-PLK1, which will enroll patients with advanced GI-NET or ACC tumors; the expected timing of the commencement of a pivotal trial in GI-NET in 2014; and, the evaluation of additional indications for Phase II development, including an anticipated Phase I/II clinical trial with hepatocellular carcinoma (HCC) patients, and guidance thereon.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's products as a treatment for cancer, including gastrointestinal neuroendocrine tumors (GI-NET), adrenocortical carcinoma (ACC), and hepatocellular carcinoma (HCC); results in preclinical models are indicative of the potential effect in humans; Tekmira's research and development capabilities and resources; FDA approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira's products; the time required to complete research and product development activities; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the completion of, and timing of the release of the data from, the Phase I/II clinical trial with TKM-PLK1 may not occur as anticipated, or at all; TKM-PLK1 may not enter an additional Phase I/II clinical trial, enrolling HCC patients in the timeframe anticipated, or at all; TKM-PLK1 may not enter a pivotal trial in GI-NET within the timeframe anticipated, or at all; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira's research and development capabilities and resources will not meet current or expected demand; Tekmira's products may not prove to be effective in the treatment of cancer, including gastrointestinal neuroendocrine tumors (GI-NET), adrenocortical carcinoma (ACC) and hepatocellular carcinoma (HCC); the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products and generally, difficulties or delays in the progress, timing and results of clinical trials; the FDA may determine that the design and planned analysis of Tekmira's clinical trials do not adequately address the trial objectives in support of Tekmira's regulatory submissions; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; and the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-669-7906
         Email: dryan@longviewcomms.ca